Exhibit 99.1

BingEx Limited Announces Third Quarter 2024 Financial Results

Beijing, China, November 27, 2024 – BingEx Limited (“BingEx” or the “Company”) (Nasdaq: FLX), a leading on-demand dedicated courier service provider in China (branded as “FlashEx”), today announced its unaudited financial results for the third quarter ended September 30, 2024.

Third Quarter and Nine Months 2024 Highlights:

•
Revenues were RMB1,154.8 million (US$164.6 million) in the third quarter of 2024. For the nine months ended September 30, 2024, revenues were RMB3,439.3 million (US$490.1 million), representing an increase of 3.7% year-over-year.
•
Gross profit was RMB130.3 million (US$18.6 million) in the third quarter of 2024, representing an increase of 20.9% year over year. Gross profit margin reached 11.3%, improving from 9.0% in the same period last year. For the nine months ended September 30, 2024, gross profit was RMB387.6 million (US$55.2 million), representing an increase of 33.4% year-over-year.
•
Income from operations was RMB46.2 million (US$6.6 million) in the third quarter of 2024, operating margin was 4.0%. For the nine months ended September 30, 2024, income from operations was RMB126.9 million (US$18.1 million), accounting for 3.7% of revenues, realizing a remarkable improvement in profitability compared with a loss from operations of RMB1.8 million in the same period last year.
•
Net income was RMB23.8 million (US$3.4 million) in the third quarter of 2024, net income margin was 2.1%. For the nine months ended September 30, 2024, net income was RMB147.5 million (US$21.0 million), representing an increase of 91.6% year-over-year. Net income margin was 4.3%, compared with 2.3% in the same period last year.
•
Non-GAAP net income1 was RMB57.6 million (US$8.2 million) in the third quarter of 2024, Non-GAAP net income margin was 5.0%. For the nine months ended September 30, 2024, Non-GAAP net income was RMB181.2 million (US$25.8 million), Non-GAAP net income margin was 5.3%.
•
The number of orders fulfilled for the nine months ended September 30, 2024 was 211.4 million, representing an increase of 7.1% year-over-year, with the fulfilled orders in the third quarter contributed 73.3 million.

Mr. Adam Xue, Founder, Chairman, and Chief Executive Officer, commented, “In the third quarter of 2024, BingEx demonstrated resilience in a competitive market, achieving a year-over-year growth in gross profit and a significant improvement in operational efficiency. Our strong focus on enhancing service quality and expanding our delivery network has allowed us to fulfill over 211 million orders, reaffirming our commitment to providing exceptional on-demand courier services. As we continue to innovate and adapt, we are confident in our ability to capture new growth opportunities and deliver greater value to our customers and stakeholders.”

“BingEx’s financial results for the third quarter of 2024 reflect our ongoing focus on disciplined execution and cost management,” said Mr. Luke Tang, Chief Financial Officer of BingEx. “We achieved a significant 20.9% year-over-year increase in gross profit, with our gross margin reaching 11.3%, up from 9.0% in the same period of last year. As a result of our improved operational efficiency and enhanced profitability, we have achieved positive net income for eight consecutive quarters since the fourth quarter of 2022.”

Third Quarter 2024 Financial Results

Revenues were RMB1,154.8 million (US$164.6 million) in the third quarter of 2024, compared with RMB1,194.3 million in the same period of 2023.

Cost of revenues was RMB1,024.5 million (US$146.0 million) , compared with RMB1,086.4 million in the same period of 2023. The decrease was primarily attributable to the decrease in Flash-Riders’ remuneration and incentives to fulfill orders.

Gross profit was RMB130.3 million (US$18.6 million), compared with RMB107.8 million in the same period of 2023. Gross profit margin was 11.3%, compared with 9.0% in the same period last year.

Total operating expenses were RMB84.2 million (US$12.0 million), representing a decrease of 7.8% from RMB91.2 million in the same period of 2023.

Selling and marketing expenses were RMB43.9 million (US$6.3 million), relative flat compared with RMB43.5 million in the same period last year.

General and administrative expenses were RMB18.1 million (US$2.6 million), representing a 33.0% decrease from RMB27.0 million in the same period of 2023. The year over year decline was primarily due to decreases in staffing costs and professional service fees.

Research and development expenses were RMB22.2 million (US$3.2 million), representing a 6.8% increase from RMB20.8 million in the same period of 2023.

Income from operations was RMB46.2 million (US$6.6 million), compared with RMB16.6 million in the same period of 2023. Operating margin was 4.0%, compared with 1.4% in the same period last year.

Changes in fair value of long-term investments were RMB33.8 million (US$4.8 million), primarily reflecting the losses from fair value measurement of long-term investments.

Other income was RMB5.8 million (US$0.8 million), compared with RMB11.8 million in the same period of 2023. The decrease was mainly due to a decrease in the amount of government grants.

Net income was RMB23.8 million (US$3.4 million), compared with RMB35.0 million in the same period of 2023. Net income margin was 2.1%, compared with 2.9% in the same period last year.

Non-GAAP net income1 was RMB57.6 million (US$8.2 million), compared with RMB35.0 million in the same period of 2023. Non-GAAP net income margin was 5.0%, compared with 2.9% in the same period last year.

Net loss attributable to ordinary shareholders was RMB13.4 million (US$1.9 million), compared with RMB2.6 million in the same period last year.

Basic and diluted net loss per ordinary share. Basic and diluted net loss per share was RMB0.19 (US$0.03).

1 Non-GAAP net income and Non-GAAP net income margin are non-GAAP financial measures. For more information on non-GAAP financial measures, please see the section “Use of Non-GAAP Financial Measures” and the table captioned “Reconciliations of GAAP and Non-GAAP Results.”

Adoption of 2024 Share Incentive Plan

In order to provide incentives to our personnel, the Company’s board of directors has approved the adopt of a 2024 Share Incentive Plan (the “2024 Plan”). Under the 2024 Plan, the maximum aggregate number of Class A ordinary shares that may be issued pursuant to the awards is initially 10,669,486, plus an annual increase on the first calendar day of each fiscal year of the Company during the term of the plan commencing with the fiscal year beginning January 1, 2025, by the lower of (i) an amount equal to 1% of the total number of ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year, and (ii) such number of shares as may be determined by the board of directors. The 2024 Plan became effective on November 26, 2024 and will expire on the tenth anniversary of its effective date.

Conference Call

The Company will host an earnings conference call on Wednesday, November 27, 2024 at 8:00PM Beijing Time (7:00AM U.S. Eastern Time) to discuss the results.

Participants are required to pre-register for the conference call at:

https://register.vevent.com/register/BIe9d056d0687d428688467915cc4980b1

Upon registration, participants will receive an email containing participant dial-in numbers and a personal PIN to join the conference call.

A live webcast of the conference call will be available on the Company’s investor relations website at http://ir.ishansong.com,and a replay of the webcast will be available following the session.

About BingEx Limited

BingEx Limited (Nasdaq: FLX) is a pioneer in China in providing on-demand dedicated courier services for individual and business customers with superior time certainty, delivery safety and service quality. The company brands its services as “FlashEx,” or “闪送”. FlashEx has become synonymous with on-demand dedicated courier services in China. With a mission to make people’s lives better through its services, BingEx remains dedicated to consistently providing a superior customer experience and offering a unique value proposition to all participants in its business.

For more information, please visit: http://ir.ishansong.com.

Use of Non-GAAP Financial Measures

To supplement our financial results presented in accordance with U.S. GAAP, we use Non-GAAP financial measures, namely Non-GAAP net income and non-GAAP net income margin, as supplemental measures to evaluate our operating results and make financial and operational decision. Non-GAAP net income represents net income excluding changes in fair value of long-term investments. Non-GAAP net income margin is equal to Non-GAAP net income divided by revenues.

By excluding the impact of changes in fair value of long-term investments, which are non-cash charges, we believe that Non-GAAP financial measures help identify underlying trends in our business that could otherwise be distorted by the effect of certain earnings or losses that we include in results based on U.S. GAAP. We believe that Non-GAAP financial measures provide useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allow for greater visibility into key metrics used by our management in its financial and operational decision-making.

Our Non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of Non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

Reconciliations of our Non-GAAP results to our U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details on the Non-GAAP financial measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.0176 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 30, 2024.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, these forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

In China:

BingEx Limited

Investor Relations

E-mail: ir@ishansong.com

Piacente Financial Communications

Helen Wu

Tel: +86-10-6508-0677

E-mail: FlashEx@thepiacentegroup.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: FlashEx@thepiacentegroup.com

BINGEX LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for number of shares and per share data)

	December 31,	September 30,
	2023	2024
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	699,391	517,406	73,730
Short-term investments	150,699	—	—
Accounts receivable	12,115	17,199	2,451
Prepayments and other current assets	58,119	65,677	9,361
Total current assets	920,324	600,282	85,542
Non-current assets
Long-term investments	—	259,819	37,024
Property and equipment, net	5,544	3,867	551
Operating lease right-of-use assets	59,852	47,814	6,813
Other non-current assets	14,950	15,056	2,145
Total non-current assets	80,346	326,556	46,533
Total assets	1,000,670	926,838	132,075

LIABILITIES
Current liabilities
Accounts payable	339,832	216,119	30,797
Deferred revenue	51,945	60,388	8,605
Operating lease liabilities, current	12,346	13,509	1,925
Accrued expenses and other current liabilities	249,329	163,383	23,282
Total current liabilities	653,452	453,399	64,609
Non-current liabilities
Operating lease liabilities, non-current	45,360	32,355	4,611
Total non-current liabilities	45,360	32,355	4,611
Total liabilities	698,812	485,754	69,220
Mezzanine equity	2,733,560	2,815,884	401,261
Shareholders’ deficit	(2,431,702)	(2,374,800)	(338,406)
Total liabilities, mezzanine equity and shareholders’ deficit	1,000,670	926,838	132,075

BINGEX LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for number of shares and per share data)

	Three months ended September 30,			Nine months ended September 30,
	2023	2024	2024	2023	2024	2024
	RMB	RMB	USD	RMB	RMB	USD
Revenues	1,194,276	1,154,788	164,556	3,316,495	3,439,284	490,094
Cost of revenues	(1,086,434)	(1,024,457)	(145,984)	(3,025,814)	(3,051,636)	(434,855)
Gross Profit	107,842	130,331	18,572	290,681	387,648	55,239
Operating expenses:
Selling and marketing expenses	(43,518)	(43,931)	(6,260)	(141,568)	(133,669)	(19,048)
General and administrative expenses	(26,969)	(18,058)	(2,573)	(79,399)	(63,563)	(9,058)
Research and development expenses	(20,750)	(22,171)	(3,159)	(71,480)	(63,477)	(9,045)
Total operating expenses	(91,237)	(84,160)	(11,992)	(292,447)	(260,709)	(37,151)
Income (loss) from operations	16,605	46,171	6,580	(1,766)	126,939	18,088
Interest income	5,060	4,636	661	15,048	16,535	2,356
Changes in fair value of long-term investments	—	(33,805)	(4,817)	—	(33,686)	(4,800)
Investment income	1,448	1,004	143	3,661	3,441	490
Other income	11,849	5,823	830	60,076	34,351	4,895
Income before income taxes	34,962	23,829	3,397	77,019	147,580	21,029
Income tax expense	—	—	—	—	(68)	(10)
Net income	34,962	23,829	3,397	77,019	147,512	21,019
Accretion of redeemable convertible preferred shares to redemption value	(37,601)	(37,253)	(5,309)	(108,959)	(110,827)	(15,793)
Net income (loss) attributable to ordinary shareholders	(2,639)	(13,424)	(1,912)	(31,940)	36,685	5,226
Net earnings (loss) per ordinary share
— Basic and diluted — Class A and B	(0.04)	(0.19)	(0.03)	(0.44)	0.19	0.03
Weighted average number of shares outstanding used in computing net earnings (loss) per ordinary share
— Basic and diluted – Class A	26,422,222	26,422,222	26,422,222	26,422,222	26,422,222	26,422,222
— Basic and diluted – Class B	45,577,778	45,577,778	45,577,778	45,577,778	45,577,778	45,577,778

BINGEX LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands, except for number of shares and per share data)

	Three months ended September 30,			Nine months ended September 30,
	2023	2024	2024	2023	2024	2024
	RMB	RMB	USD	RMB	RMB	USD

Net income	34,962	23,829	3,397	77,019	147,512	21,019
Add: Changes in fair value of long-term investments	—	33,805	4,817	—	33,686	4,800
Non-GAAP net income	34,962	57,634	8,214	77,019	181,198	25,819
Net income margin	2.9%	2.1%		2.3%	4.3%
Add: Changes in fair value of long-term investments as a percentage of revenues	—	2.9%		—	1.0%
Non-GAAP net income margin	2.9%	5.0%		2.3%	5.3%